UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2015

Commission File Number

Novogen Limited

(Translation of registrant’s name into English)

16-20 Edgeworth David Ave, Hornsby, NSW 2077, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Lionel Mateo

Lionel Mateo

Company Secretary

Date 31 August 2015

ASX:NRT

NASDAQ:NVGN

Novogen Ltd

(Company)

ABN 37 063 259 754

Capital Structure

Ordinary Shares on issue:

424 M

Board of Directors

Mr Ian Phillips MNZM

Interim Chairman

Mr Iain Ross

Director

Acting CEO

Mr Steve Coffey

Non-Executive Director

Mr John O’Connor

Non-Executive Director

Prof Peter Gunning

Non-Executive Director

Mr Bryce Carmine

Non-Executive Director

MARKET RELEASE

31 August 2015

NOVOGEN ANNOUNCES THE OUTCOME

OF A COMPREHENSIVE SCIENCE REVIEW

•    Novogen will focus the development programs for each of our three lead candidates to achieve the earliest possible initiation of clinical studies. We affirm our goal to have two products enter clinical development in 2016

•    Specific indications, formulations and routes of administration have been confirmed for each program with emphasis on achieving robust data-driven milestones required to meet pre-clinical and clinical regulatory requirement

•    The Company’s extensive medicinal chemistry expertise and compound library coupled with its ongoing collaborations with Yale University and the University of NSW enables us to further strengthen, protect and target our future discovery programs and our intellectual property estate

•    Further management and staff appointments have been made to strengthen in-house capabilities in terms of manufacturing, project management, intellectual property and investor relations expertise

•    High quality candidates have been identified for the permanent CEO position including some from overseas. Interviewing of final short-listed candidates will commence mid-October with view to announcing an appointment by year-end. Recruitment of a CMO (Chief Medical Officer) is ongoing

•    The Company is in a strong financial position to support the progression of the lead programs through to the clinic

Sydney, August 31, 2015 – US-Australian drug discovery company, Novogen Limited (ASX: NRT; NASDAQ: NVGN) today confirmed its comprehensive scientific review has identified high value opportunities for its ground-breaking technology platforms in areas of unmet patient need. Novogen is moving as quickly as practicable through the remaining preclinical projects prior to entering into Phase 1 clinical trials with our 3 lead compounds.

Acting Chief Executive Officer, Iain Ross, said that following his appointment last month, Novogen initiated a company-wide review, including a comprehensive science review, to determine top priorities and enabling the Company to focus valuable resources to achieve high value opportunities in a highly competitive market place.

“In keeping with industry best practice and Novogen’s commitment to maintaining a high standard of scientific integrity, we’ve formed a Scientific Review Committee to ensure rigor is applied to all of our decision-making processes. Committee members include retired Executive Vice President for Eli Lilly & Co and President of Lilly Bio-Medicines, Bryce Carmine, as well as two eminent academic researchers: Professor Peter Gunning from the University of New South Wales, Australia, and Professor Gil Mor from Yale University in the USA.”

“I am delighted to report our Scientific Review Committee has identified realistic opportunities based on the extensive data available for our lead drug candidates. We have therefore chosen to tighten our focus on significant areas of unmet patient need. Given scientific success we are confident these opportunities will enable us to drive strong value for shareholders,” Mr Ross said.

“The Company is in a strong financial position to expeditiously drive our three drug candidates through their final requisite pre-clinical safety programs and ultimately into Phase 1 clinical trials. This will be our next critical decision point. In line with our business strategy, we will be applying our resources to target opportunities that could generate the greatest return.”

“Pending the outcome of the required safety studies we are committed to progressing Cantrixil and Anisina to Phase 1 clinical trials in 2016 and Trilexium by 2017. We will be continuing to work through the necessary regulatory requirements as thoroughly and as quickly as practicable,” Mr Ross said.

“Another significant outcome of our scientific review has been the recognition of the depth of our medicinal chemistry expertise across our two technology platforms. This secures for the Company exceptional future growth opportunities, provides back-ups for our existing lead compounds and opens up new avenues for future discovery. Our actions have also strengthened our existing patent protection.”

Mr Ross said that following the scientific review, the Company had decided to pursue a patent protection approach for its degenerative and regenerative medicine program known as Jacob’s Hope. This program would now take a lower profile while we focus on the nearer term core opportunities.

PRODUCT UPDATE

Cantrixil

Cantrixil is the Company’s lead superbenzopyran (SBP) drug candidate designed to be injected into the intra-peritoneal (IP) cavity. We aim to treat ovarian cancer by targeting both differentiated cancer cells and potentially cancer initiating cells, the cells thought to be responsible for cancer recurrence post chemotherapy.

Therefore, Novogen is continuing to progress Cantrixil through its safety evaluation program and fulfil the necessary regulatory requirements with a view to starting Phase 1 clinical trials in 2016. As Cantrixil is a cytotoxic drug, safety signals have been identified in the cardiovascular and gastrointestinal systems that require further evaluation. It is important to note that the standard treatment for ovarian cancer patients has not significantly changed over the past 30 years and their prognosis remains exceptionally poor with as many as 80% of these patients suffering a relapse and ultimately an early death. Therefore an urgent unmet clinical need remains for all ovarian cancer patients. The Cantrixil preliminary safety observations have been discussed with the Medical Study Committee who concur that the benefits to ovarian cancer patients may significantly outweigh the associated risks while on treatment.

Novogen will inform shareholders once these evaluations have been completed. Assuming success the Company will progress to clinical trial in Australia focussing on late-stage ovarian cancer patients who may or may not have associated malignant ascites using an intraperitoneal mode of delivery.

While it is not possible at this stage to be precise as to when clinical trials will commence, the Company continues to target 2016 to commence a first-in-human trial for Cantrixil in Australia.

Anisina

Anisina is the Company’s lead anti-tropomyosin (ATM) compound, which is a unique first-in-class anti-cancer agent. This small ATM molecule targets a core protein component of the actin microfilaments, tropomyosin Tpm3.1, essential for tumor cell survival.

The pre-clinical evidence available supports the entry of Anisina into the regulatory required safety evaluation program. While this program is progressing, the Company will continue to evaluate the potential lead adult cancer indications to target in the clinic. This evaluation will guide us towards decisions that support a pediatric neuroblastoma program for Anisina where it has been shown to enhance the efficacy of anti-microtubule agents when assessed in pre-clinical models of human pediatric neuroblastoma.

Pending a successful safety evaluation outcome, the Company is targeting 2016 to open an all-comers Phase 1 clinical trial in Australia, where the primary outcome will be safety. Novogen has re-affirmed our commitment to pediatric neuroblastoma and has assembled the relevant therapeutic medical experts to participate on an Anisina pediatric oncology board.

Trilexium (TRXE-009)

TRXE-009 is the Company’s second lead SBP drug candidate and our least advanced drug candidate. The Company has identified a high value opportunity where there are currently no approved treatments and the current life-expectancy for patients is no more than 8 months.

Through our collaboration with a local pediatric medical oncologist, the Company has confirmed that Trilexium is exquisitely active against patient derived explants of Diffuse Intrinsic Pontine Glioma (DIPG) in pre-clinical studies. DIPG is an aggressive but rare brain tumor primarily affecting children. Novogen has identified a drug formulation that in animals is able to deliver Trilexium to brain tissue and researchers will soon commence a proof-of-concept pre-clinical study in an orthotropic model of DIPG.

Once this proof-of-concept study is completed, the Company plans to commence the required safety evaluation program. By targeting DIPG, the Company anticipates that this strategy may provide a fast-to-market opportunity and is also planning to file for an Orphan Drug Designation status with the FDA. At this stage, first-in-human trials are targeted to commence by 2017.

About Novogen

Novogen is a public, Australian-US drug development company whose shares trade on both The Australian Securities Exchange (NRT) and NASDAQ (NVGN). The Novogen group includes US-based, CanTx Inc., a joint venture company with Yale University. Novogen has two drug technology platforms [the superbenzopyrans (SBPs) and anti-tropomyosins (ATMs)] yielding drug candidates that are first-in-class with potential application across a range of degenerative diseases. Given the encouraging data from in vitro and in vivo pre-clinical proof-of-concept studies in the field of oncology, our immediate focus is to undertake their respective toxicology programs. Our target indication for Cantrixil is ovarian cancer, and Diffuse Intrinsic Pontine Glioma (DIPG) for Trilexium. While the initial target pediatric indication for Anisina has been identified as neuroblastoma, we are yet to identify the adult indication and are intending to open an all-comers Phase I trial initially based on our pre-clinical studies. For more information, please visit www.novogen.com

Media Enquiries:

Kym Robins

Marketing and Communications Director, Novogen Group

E: Kym.Robins@novogen.com / Ph: +61 (0) 2 9472 4109

Forward Looking Statement

This press release contains “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as “expects,” “appear,” “intends,” “hopes,” “anticipates,” “believes,” “could,” “should,” “would,” “may,” “target,” “evidences” and “estimates,” and other similar expressions, but these words are not the exclusive means of identifying such statements. Such statements include, but are not limited to any statements relating to the Company’s drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company’s drug development program, including, but not limited to, Cantrixil, Anisina, Trilexium, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, Cantrixil, Anisina, Trilexium, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company’s drug compounds, including, but not limited to, Cantrixil, Anisina, Trilexium, that could slow or prevent products coming to market, the uncertainty of patent protection for the Company’s intellectual property or trade secrets, including, but not limited to, the intellectual property relating to Cantrixil, Anisina, Trilexium, and other risks detailed from time to time in the filings the Company makes with Securities and Exchange Commission including its annual reports on Form 20-F and its reports on Form 6-K. Such statements are based on management’s current expectations, but actual results may differ materially due to various factions including those risks and uncertainties mentioned or referred to in this press release. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.